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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 23 2017

Washington DC
406

SEC FILE NUMBER
~~8-42121~~ 8-36372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cullen Investment Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1404 South College R
(No. and Street)

Lafayette	Louisiana	70503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C. Bordes — 337-237-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	La	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JCR

OATH OR AFFIRMATION

I, David C. Bordes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cullen Investment Group, Ltd., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David C. Bordes
Signature

President
Title

Notary Public Anne Garennie, La. bar roll no. 01896

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

LaPorte, APAC
Town Hall West
10000 Perkins Rowe | Suite 200
Baton Rouge, LA 70810
225.296.5150 | Fax 225.296.5151
LaPorte.com

LAPORTE
CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Stockholder
Cullen Investment Group, Ltd.

We have audited the accompanying statement of financial condition of Cullen Investment Group, Ltd. (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cullen Investment Group, Ltd. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Cullen Investment Group Ltd.'s financial statements. The Supplemental Information is the responsibility of Cullen Investment Group Ltd.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Baton Rouge, LA
February 7, 2017

CULLEN INVESTMENT GROUP, LTD.
Statement of Financial Condition
December 31, 2016

Assets		
Cash and Cash Equivalents	$	45,977
Cash Held by Clearing Broker, Restricted		670
Receivable from Clearing Broker		99,485
Investment Securities Owned, Held at Clearing Broker		
Marketable - Restricted, at Market Value		34,635
Marketable - Unrestricted, at Market Value		182,040
Property and Equipment, Net of Accumulated Depreciation of $167,632		14,719
Other Assets		6,864
Total Assets	$	384,390
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable and Accrued Expenses	$	153,823
Commitments and Contingencies		-
Total Liabilities		153,823
Stockholder's Equity		
Common Stock, 200,000 Shares Authorized, 80,000 Outstanding, No Par Value		10,000
Paid-In Capital		19,774
Retained Earnings		200,793
Total Stockholder's Equity		230,567
Total Liabilities and Stockholder's Equity	$	384,390

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Operations
For the Year Ended December 31, 2016

Revenues	
Commissions	$ 238,945
Investment Advisory Fees	1,737,681
Unrealized Gain on Investment Securities	36,540
Dividend Income	4,527
Interest Income	168
Miscellaneous Income	78
Total Revenues	2,017,939
Expenses	
Employee Compensation and Benefits	719,802
General and Administrative Expenses	252,604
Clearing Cost	75,738
Commissions	189,158
Occupancy	65,049
Interest Expense	121
Total Expenses	1,302,472
Net Income	$ 715,467

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock				
	Shares Outstanding	Amount	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2015	1,000	$ 10,000	$ 19,774	$ 185,326	$ 215,100
Net Income	-	-	-	715,467	715,467
Distributions	-	-	-	(700,000)	(700,000)
Stock Split	79,000	-	-	-	-
Balance, December 31, 2016	80,000	$ 10,000	$ 19,774	$ 200,793	$ 230,567

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2016

Subordinated Borrowings at December 31, 2015	$	-
Increases		-
Decreases		-
Subordinated Borrowings at December 31, 2016	$	-

The accompanying notes are an integral part of these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash Flows From Operating Activities	
Net Income	$ 715,467
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation and Amortization	5,149
Unrealized Gain on Investment Securities Owned, Held at Clearing Broker	(36,540)
Increase in Receivable from Clearing Broker	(5,384)
Decrease in Other Assets	3,799
Increase in Accounts Payable and Accrued Expenses	1,584
Net Cash Provided by Operating Activities	684,075
Cash Flows from Financing Activities	
Distributions to Stockholder	(700,000)
Net Cash Used in Financing Activities	(700,000)
Net Decrease in Cash and Cash Equivalents	(15,925)
Cash and Cash Equivalents - Beginning of Year	62,572
Cash and Cash Equivalents - End of Year	$ 46,647

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Cullen Investment Group, Ltd. (the Company) was incorporated under the provisions of the laws of the State of Louisiana on October 7, 1986. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) pursuant to the Securities Exchange Act of 1934. The Company operates pursuant to the exemptive provisions of paragraph k(2)(ii) of the Securities and Exchange Commission Rule 15(c)3-3 and does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority and is registered as a securities dealer with the State of Louisiana. The Company's customers are principally located in Lafayette, Louisiana and the surrounding area.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Investment Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Revenue Recognition

Securities transactions and related commission revenues and expenses in regular-way trades are recorded on the trade date, as if they had settled. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

Underwriting fees are recorded at the time the underwriting is complete and the income is readily determinable. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Receivable from Clearing Broker

Accounts receivable from clearing broker represents uncollected commissions and fees due from the Company's clearing broker.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Depreciation charged to operations amounted to $5,149 for the year ended December 31, 2016.

Note 1. Summary of Significant Accounting Policies (Continued)

Major categories of property and equipment at December 31, 2016 are as follows:

Furniture & Fixtures	$ 100,545
Equipment	80,806
Leasehold Improvements	1,000
	182,351
Less: Accumulated Depreciation	(167,632)
	$ 14,719

Income Taxes
The Company has elected S corporation status effective October 1, 2004. Earnings and losses after that date are included in the personal income tax returns of the stockholder. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB has also issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net); ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing; ASU 2016-11, Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting; and ASU 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, all of which were issued to improve and clarify the guidance in ASU 2014-09. These ASUs are effective for years beginning after December 15, 2017, and will be adopted using either a full or modified retrospective approach. The Company is currently assessing the potential effects of these changes to its financial statements.

In February 2016, the FASB issued ASU 2016-02 Leases (Topic 842), which will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Classification will be

Note 1. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements (Continued)
based on criteria that are largely similar to those applied in current lease accounting. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. This ASU is effective for fiscal years beginning after December 15, 2019. The Company is evaluating the effect this ASU may have on its financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which provides guidance on eight cash flow classification issues with the objective of reducing differences in practice. This ASU is effective for annual periods beginning after December 15, 2018, with early adoption permitted. Adoption is required to be on a retrospective basis, unless impracticable for any of the amendments, in which case a prospective application is permitted. The Company is evaluating the impact of this ASU on its financial statements.

Note 2. Agreement with Clearing Organization

The Company utilizes Raymond James & Associates, Inc. as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $25,000. At December 31, 2016, $35,305 of cash and marketable securities is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2016, the Company had net capital of $174,702, which was $74,702 in excess of its required net capital of $100,000.

Note 3. Investment Securities

Investment securities owned, held at clearing broker, consist of the Company's trading and investment accounts at market value.

These investments as of December 31, 2016, are summarized as follows:

Securities Owned, Held at Clearing Broker:	
Corporate Stocks	$ 176,775
REITs/Tangibles	39,900
Total	$ 216,675

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement,* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Note 3. Investment Securities (Continued)

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used during the year ended December 31, 2016.

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2016, is as follows:

	Level 1	Level 2	Level 3
Assets			
Securities Owned, Held at Clearing Broker			
Corporate Stocks			
Financial Industry	$ 136,390	$ -	$ -
Energy Industry	40,385	-	-
	176,775	-	-
REIT's/Tangibles			
Real Estate Industry	39,900	-	-
	$ 216,675	$ -	$ -

Note 4. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices.

The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should its clearing broker, who clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of its clearing broker and all counterparties with which it conducts business.

Note 5. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2016, were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

Note 6. Related Party Transactions

The Company leased office space from a related party for the period January 2016 to December 2016. Net rent expense paid to this entity totaled approximately $46,428 for the year ended December 31, 2016. A new lease agreement was signed for the period January 1, 2017 to December 31, 2017. Future minimum rental payments due under this arrangement total $46,200 for the year ending December 31, 2017.

The Company paid an individual, related by ownership, $25,045 in reimbursements for business use of his airplane during the year ended December 31, 2016.

Note 7. Retirement Plans

The Company maintains a defined contribution money purchase profit sharing plan, which covers all employees meeting certain age and length of service requirements. Contributions are determined annually by the Company. The Company may contribute up to 25% of eligible compensation, subject to statutory limitations. Employer contributions to the plan totaled $100,089 for the year ended December 31, 2016. The Company contributed at an average rate of 18% of total compensation for the year ended December 31, 2016.

Note 8. Income Taxes

Accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain. The Company believes that it has appropriate support for any tax positions taken, and management has determined that there are no uncertain tax positions that are material to the financial statements.

Penalties and interest assessed by income taxing authorities, if any, would be included in income tax expense.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $174,702, which was $74,702 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .88 to 1 at December 31, 2016.

Note 10. Stock Authorization and Split

The Company's sole director and shareholder approved a resolution on November 23, 2016 to amend the Company's articles to authorize 200,000 shares of stock. Following this authorization, the sole director and shareholder approved a resolution for the Company to declare a stock split of 80:1 with a record date of November 28, 2016. As a result of these resolutions, the Company had 80,000 shares outstanding of the 200,000 authorized as of December 31, 2016. These actions were taken in anticipation of the

Note 10. Stock Authorization and Split (Continued)

merger that was executed subsequent to the date of these financial statements. See Note 11 for further details on the merger.

Note 11. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 7, 2017, the date these financial statements were available to be issued.

Effective January 4, 2017, the Company merged with Stephen Roy Newco, LLC (SR Newco), a Louisiana limited liability company, according to a resolution approved by the Company's sole director and shareholder, David Bordes, on December 19th, 2016. SR Newco was merged into the Company and the Company was the surviving entity. In exchange, Stephen Nickel, the sole member of SR Newco, received 20,000 shares of the Company. The resulting ownership structure leaves David Bordes owning 80,000 shares (80%) and Stephen Nickel owning 20,000 shares (20%). The remaining authorized shares of 100,000 are unissued. SR NewCo had $727,000 of assets and no liabilities as of the date of the merger.

There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

CULLEN INVESTMENT GROUP, LTD.
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net Capital		
Total Stockholder's Equity	$	230,567
Deductions and/or Charges		
Property and Equipment, Net		(14,719)
Other Assets		(6,864)
Net Capital Before Haircuts on Securities Positions		208,984
Haircuts on Securities		(34,282)
Net Capital	$	174,702
Aggregate Indebtedness	$	153,823
Computation of Basic Net Capital Requirement		
Net Capital Required	$	100,000
Excess of Net Capital	$	74,702
Net capital less 120% of requirement	$	54,702
Ratio: Aggregate Indebtedness to Net Capital		.88 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	174,702
Net Capital Per Above	$	174,702

CULLEN INVESTMENT GROUP, LTD.
Supplementary Information

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Cullen Investment Group, Ltd. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Cullen Investment Group, Ltd. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2016, Cullen Investment Group, Ltd. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating To Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Cullen Investment Group, Ltd. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Cullen Investment Group, Ltd. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2016, Cullen Investment Group, Ltd. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Cullen Investment Group, Ltd. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Cullen Investment Group, Ltd. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2016, Cullen Investment Group, Ltd. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

1404 SOUTH COLLEGE ROAD
POST OFFICE BOX 53669
LAFAYETTE, LA 70505-3669
(337) 237-8000
(800) 533-8319
FAX: (337) 237-8057
www.cullenonline.com

CULLEN INVESTMENT GROUP, LTD.
Exemption Certification
For the Year Ended December 31, 2016

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, David C. Bordes, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Cullen Investment Group, LTD.

1. Cullen Investment Group, LTD. claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and;

2. Cullen Investment Group, LTD. met the above exemptive provisions throughout the most recent fiscal year without exception.

David C. Bordes
Signature

President
Title

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
Town Hall West
10000 Perkins Rowe | Suite 200
Baton Rouge, LA 70810
225.296.5150 | Fax 225.296.5151
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Stockholder
Cullen Investment Group, Ltd.

We have reviewed management's statements, included in the accompanying Cullen Investment Group, Ltd. Exemption Report, in which (a) Cullen Investment Group, Ltd. identified the following provisions of 17 C.F.R. § 240. 15c3-3(k) under which Cullen Investment Group, Ltd. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the exemption provisions) and (b) Cullen Investment Group, Ltd. stated that Cullen Investment Group, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Cullen Investment Group, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cullen Investment Group, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240. 15c3-3.

LaPorte

A Professional Accounting Corporation

Baton Rouge, LA
February 7, 2017